VICTOR P. PATRICK
January 30, 2009	Vice Chairman, CFO
and General Counsel

Via Edgar

James Giugliano, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Walter Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 7, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
Response Letter dated October 31, 2008
File No. 001-13711

Dear Mr. Giugliano:

This will confirm that we are in receipt of the Staff’s comment letter dated January 16, 2009, regarding the Company’s Form 10-K for the year ended December 31, 2007, the Company’s Form 10-Q for the quarter ended June 30, 2008, and the Company’s response letter dated October 31, 2008, with our response requested within 10 business days.

In order to review our response fully with our independent auditors and our Audit Committee, the Company plans to submit its formal responses to the Staff’s comments on or before February 13, 2009.  We appreciate your consideration in this regard.

Sincerely,

/s/ Victor P. Patrick

VPP:jm